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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F _ X _    Form 40-F __

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes __    No _ X _



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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a notice of lease of building space by the Company to LG Telecom, an affiliated company of the largest shareholder group, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on May 28, 2003;

         Exhibit 99.2 a corporate disclosure regarding the Company's discussions with foreign investors regarding a possible foreign investment in the Company, filed with the KOSDAQ on May 28, 2003;

         Exhibit 99.3: a notice of the resolution of the board of directors of the Company regarding an issuance of bonds by private placement in the amount of Won 65 billion due 2008, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on May 30, 2003;

         Exhibit 99.4: a press release regarding the Company securing debt financing in the amount of Won 150 billion, filed with the KOSDAQ on June 2, 2003; and

         Exhibit 99.5: a notice of lease of a building office by the Company to Dreamline Co., Ltd., an affiliated company, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on June 2, 2003.


The above releases may contain "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      HANARO TELECOM, INC.



Date: June 3, 2003                    By:  /s/ Kyu June Hwang
                                           -------------------------------------
                                           Name: Kyu June Hwang
                                           Title: Managing Director

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1:             a notice of lease of building space by the Company to LG
                  Telecom, an affiliated company of the largest shareholder
                  group, filed with Korea Securities Dealers Association
                  Automated Quotation Market ("KOSDAQ") and the Financial
                  Supervisory Commission of Korea on May 28, 2003.

99.2: a corporate disclosure regarding the Company's discussions with foreign investors regarding a possible foreign investment in the Company, filed with the KOSDAQ on May 28, 2003.

99.3: a notice of the resolution of the board of directors of the Company regarding an issuance of bonds by private placement in the amount of Won 65 billion due 2008, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on May 30,
                  2003.

99.4: a press release regarding the Company securing debt financing in the amount of Won 150 billion, filed with the KOSDAQ on June 2, 2003.

99.5: a notice of lease of a building office by the Company to Dreamline Co., Ltd., an affiliated company, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on
                  June 2, 2003.